BUTZEL LONG, a professional corporation
380 Madison Avenue,
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

                                                                                                       April 29, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

          Re:  Aquila Rocky Mountain Equity Fund
               File Nos. 33-72212 and 811-8168

Dear Sirs:

     On behalf of Aquila Rocky Mountain Equity Fund (the "Fund") I enclose for filing with the Commission, pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") and pursuant to the Investment Company Act of 1940 (the "1940 Act"), the following documents:

     In accordance with Rule 472(b) under the 1933 Act and Rule
     8b-11 under the 1940 Act, the text on Form N-1A of Post-
     Effective Amendment No. 18 to the Registration Statement
     of the Fund under the 1933 Act and Amendment No. 21 to the
     Registration Statement of the Fund under the 1940 Act, marked to show changes.

In accordance with Rule 472(a) under the 1933 Act, the filing is marked to show changes.

     This filing is being made under Rule 485(b) under the 1933 Act; the undersigned hereby represents that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b) of that Rule.

     The staff is advised that this filing supersedes a filing under Rule 485(a) for this Fund, which will not become effective.

     We received staff comments with respect to that filing, all of which are addressed in this filing.

     Pursuant to Rule 485(b) it is proposed that this amendment will become effective on April 30, 2010.

                                                                                               Very truly yours,

                                                                                              /s/ William L. D. Barrett

                                                                                              William L. D. Barrett